FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 16, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Statement on the publication of the 2014 Bank of England stress test results

16 December 2014

The Royal Bank of Scotland Group plc ("RBS") notes the announcement made today by the Bank of England ("BoE") regarding the results of its 2014 stress test.

RBS's Common Equity Tier 1 ("CET1") capital ratio under the hypothetical adverse scenario was 4.6%. After the impact of Management actions, the ratio was 5.2%. These results were above the 4.5% post-stress minimum ratio threshold set by the BoE.

Commenting on the result, Ewen Stevenson, Chief Financial Officer, said "We have made good progress during 2014 in both strengthening our capital ratios and reducing higher risk exposures. However, we recognise that there is still much work to be done to improve the resilience of our balance sheet. Having regard for further potential conduct and litigation settlements and redress, we remain on track to reach our CET1 capital ratio targets of 11% by end 2015 and at least 12% by end 2016."

Table 1: RBS, BoE modelled stress test result overview

	RBS actual end-2013	Minimum stress position before the impact of Management actions1	Minimum stress position after the impact of Management actions1	RBS actual end-Q3 2014
CET1 capital ratio	8.6%	4.6%	5.2%	10.8%
Tier 1 capital ratio2	10.3%	6.0%	6.7%	12.7%
Total capital ratio2	13.6%	7.8%	8.3%	16.3%
Leverage ratio	3.4%	2.0%	2.3%	3.9%

Risk weighted assets	£429bn	£399bn	£399bn	£382bn
CET1 capital	£37bn	£18bn	£21bn	£41bn
Leverage exposure	£1,082bn	£917bn	£917bn	£1,068bn

Note 1: Management actions only assume additional cost savings and do not include assumptions on AT1 issuance.
Note 2: Tier 1 and Total capital ratios are shown on a PRA-transitional basis. Leverage ratio is based on end-point CRR Tier 1 capital.

RBS continues to make strong progress in improving its regulatory CET1 capital ratio on a CRR end-point basis. RBS's CET1 capital ratio improved by 220 basis points to 10.8% as at 30 September 2014, up from 8.6% as at 31 December 2013.

Alongside this progress, we have also materially reduced our sensitivity to stress losses during 2014. Actions include:
•	The on-going reduction of RBS Capital Resolution ("RCR"), with funded assets down by 38% in the first nine months of 2014;
•	The on-going reduction in our US asset-backed product trading franchise with RWAs down £12bn in the first nine months of 2014. We plan to have exited the business by end Q1 2015;
•	The disposal of a €9bn pool of higher risk legacy available for sale European mortgage-backed securities; and
•	Continued progress in reducing our risk elements in lending. These exposures have declined from 9.4% of gross loans at end 2013, to 7.4% by end Q3 2014, representing a 23% reduction.

During Q4 2014 and 2015, in addition to other capital management and balance sheet strengthening actions, we expect to continue the rundown of RCR and our sell-down of Citizens Financial Group. We also plan to issue around £2bn of CRDIV compliant Additional Tier I capital instruments with an expected trigger of 7%.

For further information, please contact:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205

Appendix - Further detail on BoE Stress Test and RBS modelled exposures under stress
The BoE UK variant stress test CET1 capital ratio is based on a hypothetical scenario focussing on potential UK economic vulnerabilities, in particular the UK base rate rises to c.4% and residential property prices fall by c.35%.

Appendix Table 1: RBS, BoE modelled average exposure and impairment charge rate
The BoE announcement provides detail of average UK lending balances and incurred impairments. RBS's exposure and related charge is outlined below:

	2013 - 2015 average gross balance	3 year total impairment	3 year total impairment charge rate
UK household mortgage lending	£109.6bn	£2.0bn	1.9%
UK household non-mortgage lending	£18.6bn	£2.4bn	13.2%
UK commercial real estate	£24.0bn	£2.7bn	11.2%

Appendix Table 2: RBS assets and loan impairment provision coverage as at 31 December 2013
The BoE bases its stress test starting-point on assets as at 31 December 2013, as outlined below:

	Gross exposure	Impairment provisions	Carrying value	Provision coverage
UK household mortgage lending	£110.5bn	£0.3bn	£110.2bn	0.3%
UK household non-mortgage lending	£17.1bn	£1.7bn	£15.4bn	10.0%
UK corporate	£123.6bn	£8.2bn	£115.3bn	6.7%
Other assets			£787.0bn
Total assets			£1,027.9bn

Note: Other assets includes UK other lending, non-UK lending, other financial and non-financial assets.

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	December 16, 2014	By:	/s/ Alan Ewing Mills
			Name:	Alan Ewing Mills
			Title:	Assistant Secretary